UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
- ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Security Token Market, LLC (f/k/a Security Token Platform, LLC)

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Florida

Date of Organization:

July 25, 2018

Physical Address of Issuer:

1111 Brickell Avenue, Floor 10, Miami FL 33131

Website of Issuer:

https://stm.co

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

Securitize Markets, LLC

CIK Number of Intermediary:

0001668629

SEC File Number of Intermediary:

008-69743

CRD Number of Intermediary:

283256

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Securitize Markets, LLC, as trustee for persons who have the beneficial interest in a separate bank account maintained by Prime Trust, LLC.

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee in cash of one percent (1.00%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

At the conclusion of the offering, the issuer shall pay a fee in SAFE Units of one percent (1.00%) of the amount raised in the offering to the Intermediary.

Type of Security Offered:

Units of SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

50,000

Price (or Method for Determining Price):

$5.00

Target Offering Amount:

$50,000.00

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000.00

Deadline to reach the Target Offering Amount:

March 31, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

11

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$8,748	$5,084
Cash & Cash Equivalents	$1,511	$529
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$56,410	$0.00
Revenues/Sales	$131,848	$12,500
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income/Net Loss	-$51,446	$574

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

Explanatory Note

This Third Amendment is filed to extend the offering deadline to March 31, 2023, decrease the Target Offering Amount to $50,000.00, and revise the use of proceeds chart accordingly.

October 12, 2022

FORM C-A

Security Token Market, LLC (f/k/a Security Token Platform, LLC)



Up to $5,000,000.00 of

SAFEs (Simple Agreements for Future Equity)

Security Token Market, LLC ("*STM*," the "*Company*," "*we*," "*us*," or "*our*"), is offering a minimum amount of $50,000.00 (the "*Target Offering Amount*") and up to a maximum amount of $5,000,000.00 (the "*Maximum Offering Amount*") of SAFEs (Simple Agreements for Future Equity) (the "*Securities*") on a contingency basis as described in this Form C-A (this "*Offering*"). We must raise an amount equal to or greater than the Target Offering Amount by March 31, 2023 (the "*Offering Deadline*"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "*Investors*" or "*you*". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled '*THE OFFERING AND THE SECURITIES – The Securities.*' In order to purchase the Securities, you must complete the purchase process through our intermediary, Securitize Markets, LLC (the "*Intermediary*"). Funds are to be deposited in a separate account at Prime Trust, LLC ("*Prime Trust*"), with the Intermediary as trustee for the persons who have the beneficial interest therein, until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount (2)	$100.00	$1.00	$99.00

Maximum Individual Purchase Amount (2)(3)	$250,000.00	$2,500.00	$247,500.00
Target Offering Amount	$50,000.00	$500.00	$49,500.00
Maximum Offering Amount	$5,000,000.00	$50,000.00	$4,950,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(3)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C-A TITLED *"RISK FACTORS"* BEGINNING ON PAGE 13.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C-A AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF

THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, PRIME TRUST, AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING PRIME TRUST

PRIME TRUST SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. PRIME TRUST MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. PRIME TRUST'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C-A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://stm.co.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://stm.co.

The date of this Form C-A October 12, 2022.

Table of Contents

ABOUT THIS FORM C-A

You should rely only on the information contained in this Form C-A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-A, and no source other than the Intermediary has been authorized to host this Form C-A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C-A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-A. The Company does not expect to update or otherwise revise this Form C-A, or any other materials supplied herewith.

This Form C-A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-A, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-A. This summary may not contain all of the information that may be important to you. You should read this entire Form C-A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Security Token Market, LLC is a limited liability company formed in the state of Florida on July 25, 2018. The Company was formerly known as Security Token Platform, LLC. The Company is a majority-owned subsidiary of Security Token Group, Inc. (the "***Parent Company***"). The Company's purpose is to provide news media and data services on tokenized assets by tracking tokenized securities in real time from marketplaces worldwide. Specifically, STM aims to deliver advertising and sponsorships, as well as deliver proprietary market research data and a data services product that offers live access to worldwide security token markets, including key indicators such as historical pricing and trading volume.

The Company is located at 1111 Brickell Avenue, Floor 10, Miami FL 33131.

The Company's website is https://stm.co.

The Company conducts business through the internet throughout the United States and internationally.

The Company is a majority-owned subsidiary of Security Token Group, Inc., a Florida corporation, which converted from its limited liability company predecessor, Security Token Group, LLC, on January 14, 2021.

A description of our business plan can be found in the section of this Form C-A titled '*BUSINESS,*' on the Company's offering page on the Intermediary's website, which is attached as Exhibit C to the Form C, as amended, in the Company's pitch deck, which can be accessed on the Company's offering page on the Intermediary's website, and which is further attached as Exhibit E to the Form C. The Company's profile page on the Intermediary's website can be accessed at the following domains, depending on whether Investor wants to invest in U.S. dollars and/or the digital stablecoin, USD Coin ("***USDC***"), respectively:

- https://id.securitize.io/#/primary-market/opportunities/226; and

- https://id.securitize.io/#/primary-market/opportunities/225, for investments made in USDC.

The Offering

Target amount of Units of SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if Target Amount reached)	50,000
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	1,000,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,000,000
Price Per Security	$5.00
Minimum Individual Purchase Amount	$100.00 $^+$
Maximum Individual Purchase Amount	$250,000.00

Offering Deadline	March 31, 2023
Use of Proceeds	See the description of the use of proceeds on page 27 hereof.
Voting Rights	See the description of the voting rights on page 42.

+ Investors must subscribe in $100.00 increments. Additionally, the Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-A. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever generate sufficient revenues to make distributions to our Investors. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

In order for the Company to compete and grow, it must attract, recruit, retain, and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales, and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company is a majority-owned subsidiary of Security Token Group, Inc. and has historically relied upon Security Token Group, Inc. for working capital needed for the Company's operations.

The Company is a majority-owned subsidiary and has not independently raised investment capital from outside investors until this Offering. While the Company has to date relied upon capital investments from its Parent Company, including $903,000.00 in capital contributions made in January 2022, information regarding the Parent Company's capitalization, liquidity and financial outlook is not available to Investors in the Offering. Further, the Parent Company has no obligation to continue making capital investments in the Company now or in the future.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of its investment.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Our competitors include trading software providers and financial data providers that offer or have the capacity to offer the products to be developed by the Company. Many of our competitors have significantly greater financial, technical, and human resources than we have, and superior expertise in research, development, and marketing approved financial products and services, and thus may be better equipped than us to develop and commercialize financial products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our financial products and services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We may implement new lines of business or offer new products and services within existing lines of business.

The Company's main products are in an early development phase. New products would include certain proprietary data, and subscription for market research and analysis as well as research reports based on proprietary data. There are substantial risks and uncertainties associated with the Company's development efforts. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

The expected users of our products include digital asset enthusiasts, which are usually cryptocurrency investors taking long or short positions on their holdings, and such investors that are usually seeking to earn yield on their digital asset holdings. Consequently, a substantial portion of our expected revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results.

Through our platform, we will manage and store various proprietary information and sensitive/confidential data.

Our main product entails the management of financial market data relating to tokenized securities and personal information of our users and customers. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws, and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our products depends upon the secure transmission of financial information over public networks, including at times confidential personal information. The intentional or negligent actions of employees, business associates, or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is dependent on certain key personnel but does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with any such person's absence. The loss of any such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We expect that we may, in the future, face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations and our users. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business. Additionally, a significant theft, loss, or misappropriation of, or access to, Investors' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

The use of individually identifiable data by our business, our business associates, and third parties are regulated at the state, federal, and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws, and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates, or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company may not have enough authorized equity interests to issue units of membership interest to investors upon the conversion of the SAFEs into units of membership interest, if ever.

Currently, our authorized capitalization consists of 1,000 Common Units, of which 1,000 Common Units are issued and outstanding. Unless we increase our authorized number of units of membership interest, we may not have enough authorized units to be able to obtain funding by issuing units or securities convertible into units, including the SAFEs. We may also not have enough authorized units to issue units to investors upon the conversion of any security convertible into units, including the Securities.

Risks Related to the Offering

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C-A, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C-A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to prospective Investors prior to the Offering are attached as Exhibit F to the Form C, as amended. Some of these communications may not have included proper disclaimers required for "testing the waters."

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C-A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C-A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C-A and the accompanying exhibits.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering; and it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not become equity holders until the Company decides to convert the Securities into Equity Interests or CF Shadow Securities, or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership interest in the Company or any of its assets or revenues for an indefinite amount of time. Depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Under the terms of the Securities, Investors will not become equity holders of the Company unless a change of control or IPO has occurred, or the Company elects to convert the Securities into Equity Interests or CF Shadow Series Securities. The Company is under no obligation to convert the Securities into such Equity Interests or CF Shadow Securities. In certain instances, such as in a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

The SAFE Units will not be freely tradable until one year from the initial purchase date. Although the SAFE Units may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

Investors should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFE Units. Because the SAFE Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the SAFE Units may also adversely affect the price that you might be able to obtain for the SAFE Units in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

The Company has the right to repurchase the Securities.

The Company has the optional right to repurchase the Securities from Investors without notice to the Investors. The Company's repurchase right can be exercised in the Company's sole discretion, and should such exercise occur, the applicable SAFEs and all rights thereunder would be terminated. The Company may, in its sole discretion, elect to exercise the repurchase right in connection with some but not all SAFEs outstanding or may choose to never exercise the repurchase right. There is no obligation or guaranty that the Company repurchase any Investor's SAFE. See the section titled '*THE OFFERING AND THE SECURITIES*' herein for more information.

Investors will not have voting rights, even upon conversion of the Securities into the shadow series of equity interests (the "CF Shadow Series"); upon such conversion (which cannot be guaranteed), holders of CF Shadow Series will be required to enter into a proxy with Securitize, LLC to ensure any statutory voting rights are voted in tandem with the majority holders of the applicable equity interests or with whichever series of securities the CF Shadow Series follow.

Investors will not have the right to vote upon matters of the Company even if their Securities are converted into CF Shadow Series (which the occurrence of cannot be guaranteed). Upon such conversion, such the CF Shadow Series will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the holders of CF Shadow Series are required to enter into a proxy agreement with Securitize, LLC ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Series holders will be required to enter into a proxy that allows Securitize, LLC to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any director appointment or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Securities in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as certain dissolution events, may Investors demand payment; and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, even if a secondary market is identified on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company or its actions.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Holders of the Securities cannot be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and, consequently, holders of equity securities resulting from the SAFEs' conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce an Investor's economic interests in the Company, including but not limited to its pro rata share of distributions.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors, including the Investors in this Offering. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Investor's Company Securities.

There is no present market for the Securities and we have arbitrarily set the price at $5.00 per SAFE Unit.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities at a price per SAFE Unit of $5.00 with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C-A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

While the SAFE provides instances where Investors would be entitled to a return of their respective investment amount, the Company may not be able to fulfill this obligation if the Company does not have sufficient cash on hand.

In certain events provided in the SAFE, Investors may be entitled to a return of their investment amount. Despite the contractual provisions in the SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, Investors should not assume that they are guaranteed a return of their investment amount.

Tax liabilities faced by members of the Company, including holders of the SAFEs upon conversion, if ever, may exceed cash distributions from operations.

The Company is currently structured as a limited liability company that elects to be treated as a partnership for federal income tax purposes. Holders of limited liability company interests in the Company will be taxed on their allocable share of the Company's income, if applicable, regardless of the amount of cash that is distributed to the Company's members, if any. There is a risk, therefore, that, in any tax year, the tax liability owed by a member will exceed its cash distributions in that year. As a result, some or all of the payment of taxes may be an out-of-pocket expense of the member. Investors in the Offering are currently not members of the Company but may, upon conversion of the Securities, become members and subject to such aforementioned risks.

Risks Related to Blockchain Technologies, Digital Assets, and Trading on an ATS

The Company is offering SAFE Units of SAFE (Simple Agreement for Future Equity) and intends that each one SAFE Unit will be represented by one digital token (each a "***Token***"). The Tokens will not be the SAFE Units; rather, they are one-to-one digital representations of the SAFE Units (i.e., one Token is a digital representation of one SAFE Unit) purchased and held by a given Investor. The SAFE Units will solely exist in book-entry form within the records of the Company and its Transfer Agent.

The Tokens are currently intended to be developed on the AVAX standard (Avalanche Standard Asset), and each is intended to be issued on the Avalanche blockchain protocol. The Tokens will be created, held, distributed, maintained, and destroyed by the Company's Transfer Agent. The Company intends to program any relevant compliance-related transfer restrictions that would traditionally have been found on a paper stock certificate onto so called "smart contracts" (computer programs written to the relevant blockchain), which allows the smart contract to impose and execute the relevant conditions on the transfer of the Tokens. The Tokens cannot be created or destroyed by any entity other than the Company's Transfer Agent.

If the Company is not able to make the Tokens available to holders of the Securities, we may incur significant damage to our reputation, which could have a material adverse effect on our business, financial condition, and results of operations.

The Company's intention with this Offering is to have the SAFE Units represented by the Tokens and create efficiencies for holders of SAFE Units pertaining to managing, storing, and transferring their SAFE Units. However, it is possible that the Company may not be able to make the Tokens available, in a timely manner, to Investors due to several reasons, including, without limitation, underlying fees or other technological restrictions from the blockchain network that underlies the Tokens. If the Company is not able to make the Tokens available, or if the Tokens that the Company makes available are too complicated or expensive to use, the Company's reputation could be adversely affected. Any adverse effects to our reputation, in turn, could have material adverse effects on our business, financial condition, and results of operations.

Risks Related to Storing Private Keys.

Physical or digital records of the private keys corresponding to digital wallets that store your Tokens should be safeguarded by using physical secured storage or encrypted digital storage methods. Any loss or theft of such records and/or backup records would adversely affect your ability to interact with the Tokens.

The Tokens may be subject to malfunction or may function in an unexpected or unintended manner.

The Tokens, and any network with which the Tokens are interacting, may malfunction or may function in an unexpected or unintended manner. This may be caused by the Tokens' network, other networks, or a number of other causes, some of which are unforeseeable. Any malfunction or unintended function could result in the complete loss of the Tokens.

The Company and the Tokens may be subject to security weaknesses, hackers and theft.

Hackers or other groups or organizations may attempt to interfere with the Company and the Tokens, your digital wallet in any number of ways, including denial of service attacks, Sybil attacks, spoofing, smurfing, malware attacks, or consensus-based attacks. There is a risk that the Tokens and the technology infrastructure may include security weaknesses or bugs, which may interfere with the use, or cause the complete loss, of the Tokens. Advances in cryptography may present risks to cryptocurrencies, digital tokens, Avalanche, the Tokens, and the Company's technology infrastructure, which may result in the theft or complete loss of the Tokens.

The gas fees and related risks to use of the Avalanche blockchain.

Transactions on the Avalanche network are subject to the terms and conditions of Avalanche. An investor who initiates a transaction on the Avalanche network must pay fees in the form of "AVAX," the fundamental token for the operation of Avalanche. These transaction fees (sometimes called "gas") are paid to validate a transaction. Gas measures the amount of computational effort that it will take to validate a given transaction. If an Investor does not maintain adequate AVAX in their wallet, the Investor may not be eligible to receive the Token(s) upon a Token Generation Event. The amount of gas required to execute a transaction will vary from transaction to transaction depending on fluctuations in the market price of AVAX. The Company does not establish the amount of gas required to complete a transaction and there is no limit on the gas price a transaction may need to complete in a timely manner. Additionally, an error in the smart contract creating the Tokens could result in unintended or uncontrolled gas usage which, if not limited by an Investor through its wallet interface, may deplete the amount of AVAX held by the Investor. When the Company makes a distribution to a Token holder, the gas will be the responsibility of the Company. The Company does not control Avalanche, and there is no guarantee that the Avalanche network will continue to operate under its current terms in the future. If Avalanche moves to a different mechanism for validating transactions in the future, it could negatively impact the amount or character of the fees due on transactions in the Tokens. Moreover, the Company, in the Manager's sole discretion may choose to issue or reissue the Tokens on an alternative blockchain and/or using an alternative protocol, in its sole discretion, which could similarly negatively impact the amount or character of the fees due on transactions in the Tokens.

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company's business, and the Securities may also be subject to significant price volatility.

The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations and are highly volatile; and the market price of the Securities (as represented by the Tokens) may also be highly volatile. Several factors may influence the market price, if any, of the Securities, including, but not limited to:

- the ability of the Securities to trade on a secondary market, if at all;
- the availability of any ATS or other compliant trading platform for digital assets;
- global digital asset and security token supply;
- global digital asset and security token demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of digital assets like cryptocurrencies as payment for goods and services, the security of online digital asset exchanges and digital wallets that hold digital assets, the perception that the use and holding of digital assets is secure, and the regulatory restrictions on their use;
- Investors' expectations with respect to the rate of inflation;
- changes in the software, software requirements or hardware requirements underlying the Tokens;

- interest rates;
- currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;
- government-backed currency withdrawal and deposit policies of digital asset exchanges;
- interruptions in service from or failures of major digital asset and digital asset securities alternative trading systems on which digital assets and digital asset securities are traded;
- investment and trading activities of large purchasers, including private and registered funds, that may directly or indirectly invest in digital asset securities or other digital assets;
- monetary policies of governments, trade restrictions, currency devaluations and revaluations;
- regulatory measures, if any, that affect the use of digital representations of securities such as ours;
- global or regional political, economic or financial events and situations; and
- expectations among investors that the value of security tokens or other digital assets will soon change.

A decrease in the price of a single digital asset may cause volatility in the entire digital asset and digital asset securities industry and may affect other digital assets including the Securities, which are represented by Tokens. For example, a security breach that affects Investor or user confidence in Bitcoin or Ether may affect the industry as a whole and may also cause the price of the Securities to fluctuate. Such volatility in the price of the Securities may result in significant loss over a short period of time.

The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens, and token offerings such as ours is uncertain, and new regulations or policies may materially adversely affect the development and adoption of digital asset securities.

Regulation of digital asset securities offerings such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions, and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the Company and the adoption of our Tokens. Failure by the Company, with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases, regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission (the "*CFTC*"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network, exchange, or asset, the Tokens may be materially and adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China, and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations, or directives that affect the Company. Such laws, regulations, or directives may conflict with those of the United States or may directly and negatively impact the Company. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of the Company and the adoption of the Tokens.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the Tokens may be exchanged, the liquidity of the Tokens, the ability to access marketplaces or exchanges on which to trade the Tokens, and the structure, rights, and transferability of Tokens.

A disruption of the Internet or the Avalanche network, or any other network on which the Tokens are issued, could impair the value and the ability to transfer AVAX, the native currency of such alternative network, or the SAFE Units.

A significant disruption in Internet connectivity could disrupt the Avalanche networks' operations until the disruption is resolved and could have an adverse effect on the value of the Tokens. In addition, cryptocurrency networks have been subjected to a number of denial-of-service attacks, which led to temporary delays in transactions. It is possible that such an attack could adversely affect the Company and the value of the SAFE Units as they are digitally represented by the Tokens.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The growth of the blockchain industry in general, as well as the blockchain networks on which the Company will rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of Bitcoin, Ethereum, Avalanche and other blockchain technologies;
- Government and quasi-government regulation of Bitcoin, Ethereum, Avalanche, and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
- The maintenance and development of the open-source software protocol of the Bitcoin, Ethereum, or Avalanche networks;
- Changes in consumer demographics and public tastes and preferences;
- The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks;
- General economic conditions and the regulatory environment relating to cryptocurrencies; or
- A decline in the popularity or acceptance of the Bitcoin, Ethereum, or Avalanche networks would adversely affect the Company's operating results.

The SAFE Units initially will not be listed on any securities exchange or available to trade on any ATS, the Company does not intend to apply for the listing of the SAFE Units on any securities exchange, and the Company cannot provide any assurance that we will be successful in making the SAFE Units available to trade on an ATS.

The SAFE Units will not be listed for trading on, and the Company has no intention to apply for listing on, any securities exchange or through any other national market system ("***NMS***") trading platform. Further, the SAFE Units will not be available for trading on any specific trading system that is registered with the SEC as an ATS at the time of the final closing of this Offering. In furtherance of the foregoing, the SAFE Units will be "Restricted Securities" under Rule 144 of the Securities Act and subject to a 12-month lock-up period, during which time the SAFE Units will not be transferable or re-sellable. Although the Company intends to make the SAFE Units available for trading on an ATS eventually, there can be no assurance that the SAFE Units will become available for trading on an ATS in the near term or at all. If the SAFE Units are not made available for purchase on, or for trading through, an ATS, that would likely result in limited liquidity for the holders of SAFE Units. Such limited liquidity may result in holders of SAFE Units not being able to resell their SAFE Units on a timely basis or at all.

In any event, absent any legal or contractual restrictions on transferability and resale of the SAFE Units as discussed herein, holders of SAFE Units will be able to transfer SAFE Units through the book-entry transfer facilities of the Company even if there is no means by which to separately transfer the Tokens.

Even if we are successful in making the Tokens available to trade on an ATS, this ATS may experience limited volume and liquidity.

If the Tokens are being made available for purchase on, and can be traded through an ATS, we expect that both the Company and any ATS we may use may have the capability to support trades in the SAFE Units and transfers of the

Tokens. To trade the Tokens on an ATS, holders of the Tokens will have to satisfy the Company's and ATS's requirements to create an account with both. An ATS on which the Tokens are being made available to trade may only provide limited liquidity for Investors and sellers. Additionally, an ATS on which the Tokens may trade, may experience limited trading volume due to a relatively small number of securities trading on such ATS. Further, it is possible that the ATS on which the Tokens are made available to trade will not have market makers, or other institutions that stand ready to buy and sell the Tokens. As a result, this novel trading system may have limited liquidity, resulting in a lower or higher price or greater volatility than would be the case with greater liquidity, and consequently the Tokens may be less liquid than traditional common stock traded on securities exchanges or national market systems ("*NMSs*").

The number of securities traded on an ATS that supports the listing of the Tokens may be very small, making the market price more easily manipulated.

While the risk of market manipulation exists in connection with the trading of any securities, the risk may be greater on an ATS as the latter is a closed system that does not have the same breadth of market size and liquidity compared to a securities exchange or NMS. There can be no assurance that the efforts of an ATS or any broker-dealers will be sufficient to prevent such market manipulation.

If the Company elects to repurchase the Securities on an ATS, it could have material adverse effect on the liquidity and trading prices of the Securities.

The Company may, subject to applicable law and regulations, elect to repurchase the Securities on an ATS (if the Securities ever becomes available for trading on an ATS), and may do so at prices lower than the prices at which the Company may exercise the repurchase right under the SAFE. If the Company repurchases the Securities on an ATS, the trading market for the Securities could become less liquid, which may cause the trading prices of the Securities to decrease. This could give the Company further economic incentive to repurchase the Securities through the ATS. The occurrence of the foregoing could have a material adverse effect on the liquidity and trading prices of the Securities.

The payment mechanics for securities represented digitally utilizing blockchain technology are novel and untested.

The Company may allow the SAFE Units to trade on an ATS that supports the use of the Tokens. While such ATS may have adopted payment mechanics that match the speed and irrevocability associated with immediate or nearly immediate transfers of digital assets on a blockchain, such payment mechanics are novel and relatively untested. To the extent any ATS and applicable broker-dealer net capital regulations would permit broker-dealers to issue cash balances on the distributed ledger in amounts that exceed actual cash held by such broker-dealer in its customer accounts, there could be systemic risk to the system associated with payment defaults.

An ATS is not a stock exchange and has arbitrary listing requirements for Companies or for the securities traded.

There are no minimum price or other comparable listing requirements for trading securities on an ATS as there are for trading securities on the Nasdaq Global Market or other NMS trading platforms. As a result, trades of the Tokens on an ATS may not be at prices that represent the national best bid or offer prices of securities that could be considered similar securities or that otherwise correspond to the prices of such securities on a national securities exchange.

Transactions involving the SAFE Units may not be properly reflected on the blockchain.

While the Company's books and records govern record ownership of the SAFE Units, for all record holders of the SAFE Units, there will be "courtesy copy" of certain ownership records on the blockchain used by the Tokens. Following the Company's approval of any change in record ownership, the security position information relevant to a record holder's digital account address on the blockchain is updated consistent with changes to the Company's books and records. To the extent that the Company's records and the "courtesy copy" get out of sync, there could be a delay while the Company corrects any such inconsistencies, and such inconsistencies may cause investors confusion with respect to their record holdings of the SAFE Unit, which could adversely affect the liquidity for, and market value of, the SAFE Units.

If securities or industry analysts do not publish research or reports about the SAFE Units or publish negative reports or recommendations about the SAFE Units, this may adversely impact the price and liquidity of the SAFE Units.

The trading market for the SAFE Units may depend, to some extent, on the research and reports that securities or industry analysts publish about the Company, the business, the market or the Company's competitors. We do not have any control over these analysts. If one or more of the analysts who may in the future cover us downgrade the SAFE Units or change their opinion of the SAFE Units, the price of the SAFE Units would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price and trading volume of the SAFE Units to decline.

Investors are responsible for ensuring that they comply with federal and state securities regulations in regard to making any secondary sales.

Investors are responsible for ensuring that any secondary sale of the SAFE Units is performed in accordance with applicable federal and state securities regulations. The SAFE Units may not be offered or sold in the U.S. absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state "blue sky laws" or other jurisdictions' securities laws. Investors who attempt to sell or transfer the SAFE Units on the secondary market may be deemed to be distributors or brokers under federal or state securities laws and should ensure compliance with such laws when engaging in secondary sales or transfers.

In recent years, the rise of digital currencies prices and digital asset transaction volume has attracted the attention of tax authorities.

As the laws governing digital assets, including digital asset securities and digital currencies are still evolving, the tax treatment of digital assets in various jurisdictions is subject to change. As there is considerable uncertainty over the taxation of digital assets, we cannot guarantee that the digital asset securities and transactions denominated in digital currencies will not be subject to further taxation in the future, including but not limited to additional taxes and increased tax rate. These events could reduce the economic return and increase the holding costs of digital assets, which could materially and adversely affect the Company's results of operations and financial condition.

Risks Related to Compliance and Regulation

We are not subject to regulatory oversight by any state or federal regulatory agency.

We are not subject to the periodic examinations to which, for example, consumer banks, commercial banks, and other financial institutions are. Consequently, our acquisition, financing, and disposition decisions and our decisions regarding establishing the fair market value of our assets are not subject to periodic review by any governmental agency.

There may be additional risks of which we are not aware or that we cannot foresee.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company's purpose is to provide news media and data services on tokenized assets by tracking tokenized securities (referred to herein as "***security tokens***") in real time from marketplaces worldwide. Specifically, STM aims to deliver The Security Token Show and other media properties, proprietary market research reports, and a data services tool that offers live access to worldwide security token markets.

Business Plan

The Company has developed a significant following since it was first established. The Company's website generates, based the most recent 12-month average, approximately 13,000 unique monthly users from over 200 countries and territories. Through leveraging its expansive base of visitors, the Company has begun generating revenues through web-based advertising and sponsorship services around its home page and content programming. STM currently plans to offer proprietary market research reports and certain data services products available for one-time purchase or subscription-based consumption.

Customer Base

We serve digital asset investors and enthusiasts, and the blockchain community at large.

The Company's Products

- Advertising and Sponsorship: STM currently generates revenue from advertising and sponsorship packages provided through its website, content programming including The Security Token Show, social media, and other media channels. STM's advertising and sponsorship services are offered at either a flat monthly rate or variable rates based on aggregate impressions.

- Proprietary Research Reports: STM authors research reports, which are available for either a one-time fee or a quarterly subscription. STM recently launched its first paid research report in partnership with Cointelegraph (a leading independent digital media publication covering a wide range of news on blockchain technology, crypto assets, and emerging fintech trends), which is available for purchase for a one-time fee of $2,500.

- Data Services: STM is preparing to launch a data services product that will be available by subscription. This service is expected to provide STM's customers with access to historical prices and trading volumes of security tokens. The Company expects to release its data services product in the second half of 2022.

Intellectual Property

The Company has proprietary rights to the source code of its website (stomarket.com), and to the data formatting processes and the database structure used to deliver the Company's advertising and sponsorship services, proprietary research reports, and data services products. The Company has its name and brand logos trademarked in the US.

Competition

The markets in which our products/services are sold are highly competitive. The Company faces competition from companies and individuals with better funding or more experience in the financial information industry. These competitors, such as TradingView and CoinMarketCap, offer one or more products/services similar to STM, and may have substantial financial, technical, and human resources, which could give them advantages in developing and marketing their products/services. These competitors can take away market share from the Company, which in turn could significantly impact revenues for the Company.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements, and increased enforcement actions and penalties may alter the environment in which the Company does business. The Company's ability to continue to meet these challenges could have an impact on its legal, reputational, and business risk.

Litigation

From time to time, the Company may be involved in legal proceedings. The results of such legal proceedings and claims cannot be predicted with certainty, and regardless of the outcome, legal proceedings could have an adverse impact on the Company's business or the development of the platform because of defense and settlement costs, diversion of resources, and other factors.

The Company is currently not subject to any current or threatened litigation.

Other

The Company's principal address is 1111 Brickell Avenue, Floor 10, Miami FL 33131.

The Company has no additional addresses.

The Company conducts business in all of the United States and internationally.

Because this Form C-A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds*+	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	1.00%	$500.00	1.00%	$50,000.00
Working Capital Reserves	24.00%	$12,000.00	24.00%	$1,200,000.00
Operations	25.00%	$12,500.00	33.00%	$1,650,000.00
Equipment & Technology	20.00%	$10,000.00	10.00%	$500,000.00
Server & Data Infrastructure	5.00%	$2,500.00	20.00%	$1,000,000.00
Marketing & Advertising	20.00%	$10,000.00	10.00%	$500,000.00
Software & Licenses	5.00%	$2,500.00	2.00%	$100,000.00
Total	**100.00%**	**$50,000.00**	**100.00%**	**$5,000,000.00**

* The use of proceeds chart is not inclusive of fees paid to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due at the closing of the campaign.

+ The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

MANAGERS, OFFICERS, AND KEY PERSONS

The Company is managed by its managers and officers appointed by the managers. The managers and officers who manage the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Managers

Name	Position	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Herwig Konings	Manager	Manager of the Company, since July 20, 2018 • Responsibilities: Assisting in daily operations and strategic direction of the Company Host of the Security Token Show since June 2019 • Responsibilities: Hosting the Security Token Show on YouTube and via podcast Co-founder and CEO of Security Token Group, Inc. (previously, Security Token Group, LLC) since November 2017 • Responsibilities: Overseeing daily operations and strategic direction of the Company	University of Miami, B.B.A.
Tevya Finger	Manager	Manager of the Company since January 1, 2021 • Responsibilities: Member of the board of directors of the Company. Advising on strategic direction of the Company. Investor and board member of Better Management Holdings LLC since February 2018 . • Responsibilities: Member of the board of directors of the company. Advising on strategic direction of the company.	Secondary Education

Officers

Name	Position	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Kyle Sonlin	Chief Executive Officer	CEO of the Company since January 1, 2021 • Responsibilities: Overseeing daily operations and strategic direction of the Company	University of Miami, B.B.A.

| | | Host of the Security Token Show since June 2019
 ● Responsibilities: Hosting the Security Token Show on YouTube and via podcast

 Co-founder of Security Token Group, Inc. (previously, Security Token Group, LLC) since November 2017
 ● Responsibilities: Overseeing daily operations and strategic direction of the Company | |

Indemnification

Indemnification is authorized by the Company to the members, managers, and any of the members' agents, affiliates, successors, or assigns (each individually, an "*Indemnified Party*") under the Company's Operating Agreement. Indemnification is provided against any and all judgments, costs, losses, liabilities, and damages (including attorneys' fees and expenses) paid or incurred by the Indemnified Party in connection with the activities of the Company or in dealing with third parties on behalf of the Company, to the fullest extent provided or allowed by applicable law.

Employees

The Company currently has 11 full-time employees.

CAPITALIZATION AND OWNERSHIP, DEBT

Capitalization

The Company is authorized to issue one class of membership interests in the Company (the "***Common Units***") comprised of one thousand (1,000) Common Units, of which 1,000 Common Units are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-A, the Company's issued and outstanding capitalization consists of 1,000 Common Units.

Type	Common Units of Membership Interest
Amount Outstanding	1,000 Common Units of Membership Interest
Voting Rights	One vote per Common Unit
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Units which may dilute the Securities offered hereunder.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Previous Offerings of Securities

The Company has made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Units of Membership Interest	$1.00	1,000	N/A	July 25, 2018	Section 4(a)(2)

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's issued and outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Security Token Group, Inc.	990 Common Units of Membership Interest	99.00%

Debt

The Company has no debt outstanding.

Organizational Chart


Security Token Group Inc.
HoldCo
Delaware C-Corp
Security Token Market LLC
Media Company
Florida LLC
Security Token Advisors LLC
Consulting Company
Florida LLC
Security Token Capital LLC
HoldCo
Florida LLC

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-A and attached hereto in addition to the following information. Financial statements are attached to the Form C as <u>Exhibit A</u>.

Operations

The Company is expecting to earn revenues from the following activities:

- <u>Advertising and Sponsorship</u>: STM currently generates revenue from advertising and sponsorship packages provided through its website, social media, content programming including the Security Token Show, and other media channels. STM's advertising and sponsorship services are offered at a flat monthly rate.

- <u>Proprietary Research Reports</u>: STM is authoring research reports, which will be available through either a one-time fee or a quarterly subscription. STM recently launched its first paid research report in partnership with Cointelegraph (a leading independent digital media publication covering a wide range of news on blockchain technology, crypto assets, and emerging fintech trends), which is available for purchase for a one-time fee of $2,500.00.

- <u>Data Services</u>: STM is preparing to launch a data services product that will be available by subscription. This service will provide STM's customers with access to historical prices and trading volumes of security tokens.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on increasing product development and marketing.

The Company incurred total operating expenses of $183,294 for the year ended December 31, 2021. In 2021, the Company generated $131,848 in gross profit, resulting in a net loss of $51,446.

The Company incurred total operating expenses of $12,926 for the year ended December 31, 2020. In 2020, the Company generated $12,500 in gross profit, resulting in a net operating loss of $426. The Company additionally received an SBA grant in an amount equal to $1,000, thereby resulting in net income of $574 for the year ended December 31, 2020.

Cash and Cash Equivalents

As of month end January 2022, the Parent Company contributed an aggregate of $903,000.00 in cash to the Company. As of the date of this Form C-A, the Company currently has a net burn rate of $125,000.00 per month, which leaves the Company with approximately 2 months of runway and lasting through August 2022. We must raise capital in this Offering to improve our liquidity position.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled '*USE OF PROCEEDS.*'

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any additional material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company and a post-money valuation cap within the SAFE of $20,000,000; the Securities are priced arbitrarily at a price per SAFE Unit of $5.00. This means that should the Offering be fully subscribed, Investors, collectively, will own up to 25% of the Company upon the conversion of the SAFEs, if ever.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons; or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counterparty is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted transactions with related persons.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $50,000.00 and up to a maximum amount of $5,000,000.00 of Units of SAFE at a price per Unit of $5.00 on a contingency basis as described in this Form C-A. We must raise an amount equal to or greater than the Target Offering Amount by March 31, 2023. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100.00, with additional increments of $100.00, and the maximum amount that an Investor may invest in the Offering is $500,000.00, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by Securitize Markets, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in a separate account at Prime Trust, with the Intermediary as trustee for persons who have the beneficial interest therein, until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and Investor will receive evidence of the Securities via electronic format/PDF in exchange for their investment commitment as soon as practicable thereafter. For more information, refer to '*THE OFFERING AND THE SECURITIES – Tokenization*' herein.

The Company has agreed to return all funds to Investors in the event a Form C-W (withdrawal) is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

INVESTOR FUNDS ARE HELD IN A SEPARATE ACCOUNT AT PRIME TRUST WITH THE INTERMEDIARY AS TRUSTEE FOR PERSONS WHO HAVE THE BENEFICIAL INTEREST THEREIN. PRIME TRUST HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN, AND MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. PRIME TRUST'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C-A and the Form of SAFE attached as <u>Exhibit B</u> in conjunction with the following summary information.

Transfer Agent and Registrar

Securitize, LLC (the "***Transfer Agent***") will act as transfer agent and registrar for the Securities.

Tokenization

Each SAFE Unit will be represented by a blockchain-based digital asset (the "***SAFE Unit Tokens***" or "***Tokens***" and each a "***SAFE Unit Token***" or "***Token***"). The Company anticipates that the Tokens will be developed on the AVAX standard (Avalanche Standard Asset), and each SAFE Unit Token will be issued on the Avalanche blockchain protocol (the "***Token Generation Event***"); however, the Company may choose to issue or reissue the SAFE Unit Tokens on an alternative blockchain and/or using an alternative protocol, in its sole discretion. Each SAFE Unit Token is not one SAFE Unit; rather, each SAFE Unit Token is a digital representation of one SAFE Unit.

- It is not a condition to a closing of the Offering that SAFE Unit Tokens be made available.

- The Company has the right to discontinue any SAFE Unit Tokens, at any time, without any prior consent or notice to the respective Unit holders.

- The SAFE Unit Tokens have no legal, economic, or any other rights associated with them. All rights, including legal and economic rights, are vested only in the respective SAFE Units.

- The record of ownership of the SAFE Units will be maintained in book-entry form by the Transfer Agent. The blockchain record of each SAFE Unit Token is a "courtesy copy" of the corresponding book-entry records maintained by the Transfer Agent. The books and records maintained by the Transfer Agent will, in all circumstances, be the controlling record of ownership of SAFE Units.

- The Transfer Agent will adjust the book-entry record of the ownership of SAFE Units to effectuate the transfer of SAFE Units and will inspect the blockchain record periodically to ensure accuracy with the corresponding book-entry record. If necessary, the Transfer Agent will, by either "burning" and/or "reissuing" SAFE Unit Tokens, remedy errors in the blockchain record or if SAFE Unit Tokens are transferred in error or impermissibly. The accuracy of the blockchain record will have no impact the transfer and ownership of the SAFE Units.

Regardless of whether the Token Generation Event occurs, no assets (real or personal, tangible or intangible, including cash) of the Company, owned or held by the Company, whether owned or held by the Company at the date of its formation or thereafter acquired shall be deemed to be owned by any Investor individually, but shall be owned by, and title shall be vested solely in, the Company.

Authorized Capitalization

See the section titled '*CAPITALIZATION AND OWNERSHIP, DEBT*' herein.

Securities Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the conditional right to receive equity at some point in the future upon the occurrence of certain events.

Summary of Key Terms of the SAFE

We request that you please review the form of SAFE exhibited to the Form C as <u>Exhibit B</u> in conjunction with the following summary information. The following defined terms shall apply only to this section '*THE OFFERING AND THE SECURITIES – Summary of Key Terms of the SAFE*' of the Form C-A.

Definitions

"***Aggregate Subscription Amount***" shall mean the Subscription Amount of all Investors as of the Closing Date.

"***CF Shadow Series***" shall mean a series of Equity Interests that is identical in all respects to the shares of Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

(i)   CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company;

(ii)   Each of the CF Shadow Series members shall enter into a proxy agreement, in the form of Exhibit A to the form of SAFE attached to the Form C as <u>Exhibit B</u>, appointing Securitize LLC as its irrevocable proxy with respect to any matter to which CF Shadow Series members are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that Securitize LLC will vote with the majority of the holders of the relevant class of the Company's Equity Interests on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"***Change of Control***" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"***Closing Date***" means the date notification is provided by the Intermediary confirming the completion of the transaction pursuant to 17 CFR §227.303(f).

"***Common Securities***" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument as set forth therein. For purposes of this SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"***Dissolution Event***" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"***Equity Financing***" shall mean the next sale (or series of related sales) by the Company of its Equity Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $10,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"*Equity Interests*" shall mean Common Securities, Preferred Securities, any other capital or profits interest of the Company or any securities convertible into, exchangeable for, or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any manager, director, officer, employee, advisor, or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her, or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"*First Equity Financing Price*" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Post-Money Valuation Cap, the lowest price per share of the Equity Interests sold in the First Equity Financing, or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Post-Money Valuation Cap, the SAFE Price.

"*Fully Diluted Capitalization*" is calculated as of immediately prior to the First Equity Financing, and (without double-counting, in each case calculated on an as-converted to Common Securities basis):

- issued and outstanding Equity Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding;

- units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests;

- all units or shares of Equity Interests reserved and available for future issuance under any equity incentive plans or similar Company plan, except that any increase to this amount in connection with the First Equity Financing shall only be included to the extent that the number exceeds the number of units or shares of Equity Interests reserved and available for future issuance prior to such increase; and

- convertible promissory notes or SAFEs issued by the Company.

"*Intermediary*" means Securitize Markets, LLC, or a qualified successor.

"*IPO*" means (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company.

"*Liquidity Capitalization*" means the number, as of immediately prior to the Liquidity Event, of units or shares of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, including any SAFEs and convertible promissory notes (excluding any convertible securities where the holders of such securities are receiving cash payments), but excluding: (i) all units or shares of Equity Interests reserved and available for future issuance under any of equity incentive plans or similar Company plan.

"*Liquidity Event*" means a Change of Control or an IPO.

"*Liquidity Price*" means the price per unit equal to (x) the Post-Money Valuation Cap divided by (y) the Liquidity Capitalization.

"*Lock-up Period*" means the period commencing on the date of the final prospectus relating to the Company's IPO and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**_Preferred Securities_**" means the preferred limited liability company membership units of the Company or preferred stock of the Company if the Company is restructured as a corporation.

"**_Regulation CF_**" means Regulation Crowdfunding promulgated under the Securities Act.

"**_SAFE_**" means any simple agreement for future equity (or other similar agreement), including a SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Interests in accordance with its terms.

"**_SAFE Price_**" means the price per unit equal to (x) the Post-Money Valuation Cap divided by (y) the Fully Diluted Capitalization.

"**_SAFE Unit_**" means a unit representing a fractional part of this SAFE.

"**_SAFE Unit Holder_**" means a beneficial owner of one or more SAFE Units.

"**_SAFE Unit Percentage Interest_**" means with respect to each SAFE Unit Holder of this SAFE, the fraction, expressed as a percentage, the denominator of which is the aggregate number of SAFE Units issued under this SAFE and the numerator of which is number of SAFE Unit(s) held by respective SAFE Unit Holder.

"**_SAFE Unit Price_**" means an amount equal to five dollars and no cents ($5.00), denominated in U.S. dollars.

"**_Tokens_**" mean the blockchain-based digital tokens representing the SAFE Units on a one-to-one basis (i.e., one Token represents one SAFE Unit) of the Series 2022 SAFEs.

"**_Valuation Cap_**" means a post-money valuation cap of $20,000,000.00.

Conversion

Upon the occurrence of an Equity Financing or a Liquidity Event, the SAFEs shall be converted into Equity Interests or CF Shadow Series Shares, or as otherwise as described below.

Conversion Mechanics

Conversion Upon First Equity Financing

If an Equity Financing occurs before this instrument terminates as set forth therein ("**_First Equity Financing_**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's decision (in its absolute and sole discretion) to either (1) continue the term of this SAFE without converting the SAFE Units to Equity Interests; or (2) issue to SAFE Unit Holders a number of units or shares of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. With respect to each SAFE Unit Holder, the number of units or shares of the CF Shadow Series of such Equity Interests shall equal the product of (x) the SAFE Unit Percentage Interest *multiplied by* (y) the quotient of the Aggregate Subscription Amount divided by the First Equity Financing Price. The "**_First Equity Financing Price_**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Post-Money Valuation Cap, the lowest price per share of the Equity Interests sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Post-Money Valuation Cap, the SAFE Price.

Conversion After the First Equity Financing

If the Company elects to continue the term of this SAFE past the First Equity Financing and one or more additional Equity Financings occurs before the termination of this SAFE as set forth therein (each, a "**_Subsequent Equity Financing_**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's decision (in its absolute and sole discretion) to either (1) continue the term of this SAFE without converting the SAFE Units to Equity Interests; or (2) issue to SAFE Unit Holders a number of units or shares of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. With respect to each SAFE Unit Holder, the number of units or shares of the CF Shadow Series of such Equity Interests shall equal the product of (x) the SAFE Unit Percentage Interest *multiplied by* (y) the quotient of the Aggregate Subscription Amount divided by the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Company will at its sole discretion, select either (1) to make a cash payment to each SAFE Unit Holder of an amount equal to the product of (x) the SAFE Unit Percentage Interest *multiplied by* (y) the Aggregate Subscription Amount or (2) to issue a number of units or shares of Common Securities to each SAFE Unit Holder equal to the product of (x) the SAFE Unit Percentage Interest *multiplied by* (y) the quotient of the Aggregate Subscription Amount divided by the Liquidity Price. In connection with the SAFE the cash payment will be due and payable by the Company immediately prior to, or concurrent with, the consummation of the Liquidity Event.

The Company shall choose to issue Equity Interests if the fair market value of the Equity Interests, as determined immediately prior to the consummation of the Liquidity Event and in good faith by the Company's managers (or board of directors if the Company becomes a corporation) is greater than the amount of cash payable under the applicable section.

Conversion Upon a Liquidity Event After an Equity Financing

If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Company will at its sole discretion, select either (1) to make a cash payment to each SAFE Unit Holder of an amount equal to the product of (x) the SAFE Unit Percentage Interest *multiplied by* (y) the Aggregate Subscription Amount or (2) to issue a number of units or shares of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) to each SAFE Unit Holder equal to the product of (x) the SAFE Unit Percentage Interest *multiplied by* (y) the quotient of the Aggregate Subscription Price divided by the First Equity Financing Price. Units or Shares of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units or shares of Equity Interests issued in connection with the Company's most recent Equity Financing.

The Company shall choose to issue Equity Interests if the fair market value of the Equity Interests, as determined immediately prior to the consummation of the Liquidity Event and in good faith by the Company's managers (or board of directors if the Company becomes a corporation) is greater than the amount of cash payable under the applicable section.

Dissolution

If there is a Dissolution Event before this instrument terminates, subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among (i) the SAFE Unit Holders (based on their SAFE Unit Percentage Interest) (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event, and (iii) and all holders of Common Securities.

Termination

The SAFE instrument terminates upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to an Equity Financing or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

This SAFE will terminate upon the earlier to occur: (i) the issuance of Equity Interests whether in the CF Shadow Series or Common Securities to the SAFE Unit Holders pursuant to an Equity Financing; (ii) the payment or setting aside for payment of amounts due to the SAFE Unit Holders pursuant to a Liquidity Event or a Dissolution Event; or (iii) the Company exercising its right to repurchase by cash payment to each SAFE Unit Holder in an amount equal to the product of (x) the SAFE Unit Percentage Interest *multiplied by* (y) Aggregate Subscription Amount *multiplied by* (z) one hundred and fifty (150). Upon the termination of this SAFE, the Company shall be entitled to "burn" the Tokens without any further action/consent by the SAFE Unit Holder(s).

Repurchase Rights

The Company has the right to repurchase, at any time, any SAFE in whole by cash payment to each SAFE Unit Holder in an amount equal to the product of (x) the SAFE Unit Percentage Interest *multiplied by* (y) Aggregate Subscription Amount *multiplied by* (z) one hundred and fifty (150). The Company shall not be obligated to provide the holders of the SAFE written notice prior to the repurchase of the SAFE.

Voting and Control

The Securities do not have any voting rights if and when converted, except as otherwise required by law.

Anti-Dilution Rights

The Securities do not have any anti-dilution rights if and when converted to Equity Interests in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

- The Company has the optional right to repurchase the Securities pursuant to the terms of the SAFE. The Company's repurchase right does not affect or restrict the Company's ability to, subject to applicable law and regulation, repurchase some or all the Securities listed on an ATS (if the Securities ever becomes available for trading on an ATS) in its sole discretion.

- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

Provided at least one closing occurs in the Offering, at the conclusion of the Offering the Company shall pay a cash commission to the Intermediary in an amount equal to one percent (1.00%) of the amount raised in the Offering. Payment will be made to the Intermediary directly from the escrow account maintained for the Offering. In addition, the Company shall pay a securities based commission to the Intermediary in the form of the Securities in an amount equal to one percent (1.00%) of the amount raised in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN

CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of various media and in the course of the filming, may present certain information related to its business and this Offering (the "*Presentation*"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C-A. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-A do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C-A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C-A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C-A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C-A or any other matter relating to the Securities described in this Form C-A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Kyle Sonlin
_____
(Signature)

Kyle Sonlin
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kyle Sonlin
_____
(Signature)

Kyle Sonlin
_____
(Name)

Chief Executive Officer
_____
(Title)

October 12, 2022
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Herwig Konings
_____
(Signature)

Herwig Konings
_____
(Name)

Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Herwig Konings
_____
(Signature)

Herwig Konings
_____
(Name)

Manager
_____
(Title)

October 12, 2022
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Tevya Finger
_____
(Signature)

Tevya Finger
_____
(Name)

Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tevya Finger
_____
(Signature)

Tevya Finger
_____
(Name)

Manager
_____
(Title)

October 12, 2022
_____
(Date)

EXHIBIT A

Financial Statements

EXHIBIT B

Form of SAFE

EXHIBIT C

Offering Page

EXHIBIT D

Video Transcript

EXHIBIT E

Pitch Deck

EXHIBIT F

Testing the Waters Materials